SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors of Gafisa S.A. (“Company”)

held on December 05, 2011

1. Date, Time and Location: On December, 05, 2011, at 10:00 am, by conference call, as expressly authorized by Article 21, paragraph 2, of the bylaws of the Company.

2. Call Notice and Attendance: Call Notice dismissed as all members of the Company’s Board of Directors attended the meeting, the instatement and approval quorum were verified.

3. Composition of the Board: Chairman: Caio Racy Mattar. Secretary: Renata de Carvalho Fidale.

4. Resolutions: It was resolved by the Chairman that the purpose of the present meeting was to deliberate on: (i) the realization of the first issuance, in two (2) series, of the Company’s Commercial Papers (Notas Promissórias Comerciais), in an amount of two hundred and thirty million Reais (R$230,000,000.00), being the first series in an amount of one hundred and fifty million Reais (R$150,000,000.00)  and the second series in an amount of eighty million Reais (R$80,000,000.00); and (ii) the ratification of all the acts practiced by the Board of Officers until this present date with the purpose of accomplishing the Issuance (as defined bellow), as well as the authorization for the Company’s Board of Officers to: (a) retain the service providers of the Issuance (as defined bellow), including underwriters, mandatory bank, legal counsel, among others; and (b) negotiate and execute all documents and practice all acts needed for the Issuance (as defined bellow).

5. Deliberations: It was deliberated, by unanimity of the directors present and without any restrictions:

5.1. To approve the first issuance of Commercial Papers in two (2) series for public distribution with restricted selling efforts, under an underwriting guarantee, in the terms of the CVM’s Rule No. 476, of January, 16, 2009, as amended (“Issuance”, “Commercial Papers” and “CVM Rule 476”, respectively), subject to the following conditions:

(a)        Value of the Issuance: The total amount of the Issuance will be two hundred and thirty million Reais (R$230,000,000.00), at the Commercial Papers Issuance Date to be defined by the Company together with the Underwriters, divided as follows:

            First series: one hundred and fifty million Reais (R$150,000,000.00); and

            Second series: eighty million Reais (R$80,000,000.00).

(b)       Issuance date: for all intents and purposes, the Commercial Papers Issuance Date will be the date of the effective subscription and payment (“Issuance Date”).

(c)        Number of series: The Issuance will be realized in two (2) series.

(d)       Quantity of Commercial Papers:

            First series: fifteen (15) Commercial Papers; and

            Second series: eight (8) Commercial Papers

(e)        Par Value of the Commercial Papers of first and second series: ten million Reais (R$ 10,000,000.00)  (“Par Value”).

(f)        Format: The Commercial Papers will be issued physically, in cartulary form and be deposited in the mandatory bank.

(g)       Guarantee: The Commercial Papers will not have any collateral or personal guarantees.

(h)       Monetary updating and Remuneration: The Par Value of the Commercial Papers of the two series will not be monetarily updated. The Commercial Papers will be entitled to a remuneration on the Par Value, calculated in exponential and cumulative form “pro rata temporis”, for business days, from the date of issuance of each series, according to the discretion defined in the notebook of formulas Commercial Papers and Duties – of CETIP 21, as defined below, available for consultation in the site www.cetip.com.br, equivalent to the following percentages:

First series: one hundred and twenty six percent (126%) of the daily average rate of overnight interest of Interbank Deposits – ID, “over extra grupo”, expressed in a percentage form by year, base two hundred and fifty two (252) business days, calculated and published daily by CETIP S.A. – Organized Markets (“CETIP”) in the daily informative, available in the internet website page (http://www.cetip.com.br) (“Remuneration of the First Series” and “DI Rate”, respectively); and

Second series: one hundred and twenty five percent (125%) of the DI Rate (“Remuneration of the Second Series”).

(i)        Term and Due Date: The maturity date of the Commercial Papers, of every series, will be up to three hundred and sixty (360) consecutive days as from the Issuance Date.

(j)        Principal Amortization:

            First series: The Par Value and Remuneration of the first series will be fully due in the Commercial Paper’s Due Date.

            Second series: The Par Value of the second series will be due in the Commercial Paper’s Due Date, and the Remuneration of the second series will be due every ninety (90) days, as from the Issuance Date.

(k)       Placing and Negotiation: The Commercial Papers will be registered for the distribution in the primary market and negotiation in the secondary market, respectively, by the SDT – Distribution Module (“SDT”) and of CETIP 21 Module – Equity (“CETIP 21”), both managed by CETIP 21, being the distribution and negotiations cleared according to the procedure of CETIP. The Commercial Papers will only be traded in the secondary market securities after ninety (90) days as from the Issuance Date according to articles 13 and 15 of the CVM Rule 476 and only between Qualified Investors and considering the compliance of the Company’s obligations set forth in article 17 of the CVM Rule 476.

(l)        Payment Place: The payments of the Commercial Papers will be made in accordance with the procedures of CETIP, to the Commercial Papers under electronically custody in CETIP 21, or, to the holders of the Commercial Papers that are not bound to the aforementioned system, at the Company headquarters or by the mandatory bank.

(m)      Extension of term: The terms related to any monetary duties relative to the Commercial Papers will be extended, until the first subsequent business day, if the due date match with a day that is not a business day in the payment place of the Commercial Papers and in the city of São Paulo, State São Paulo, without any increase to the amounts to be paid, except for the cases that the payments shall be realized by CETIP, event in which there will only be extension of payment term when the payment date match a national holiday, Saturday or Sunday.

(n)       Payment form: The Commercial Papers will be paid upon subscription, in national currency, by the Par Value of the correspondent series, pursuant to CETIP’s procedures.

(o)       Early Redemption of the Commercial Papers first series: Subject to the provisions of CVM Rule No 134, of November 1st, 1990, as amended, the Company can, from the Issuance Date, redeem the totality of Commercial Papers of the first series, by prior notice, in writing, of ten (10) consecutive days, to the holders of the Commercial Papers of the first series. The value of the early redemption by the Company will be equivalent to the balance of the principal value, increased by the Remuneration of the first series and other charges due and not paid until the effective date of the Early Redemption, not being due any award from the Company to the holders of the Commercial Papers.

(p)       Mandatory Early Redemption: The Commercial Papers will be redeemed in advance in the following events:

First series: With the amounts raised with the issuance of Certificados de Recebíveis Imobiliários (“CRI”) by the Company or any one of its subsidiaries, during the term of the Commercial Papers, as indicated above, or by the resources effectively raised by the possible offering of another debt issuance by the Company, whichever happens first.

Second series: With the amounts raised abroad by a debt issuance (bonds) made by the Company during the term of the Commercial Papers, as indicated above. The value of the early redemption due by the Company will be equivalent to the balance of the principal value, increased by the Remuneration of the second series and other charges due and not paid until the effective date of the early redemption.

The amounts to be used to comply with the Mandatory Early Redemption are the net amount of the issuances mentioned above. With respect to the payment with amounts raised by the issuance of any debt instrument other than CRI, the values to be allocated for payment of the Commercial Papers will be proportional to the amount of the series effectively issued and not yet redeemed or paid, in case that it is not possible to redeem the whole series, pursuant to the current regulation.

The Company will notify in writing the Underwriters (holders of the Commercial Papers), with at least ten (10) days before the Mandatory Early Redemption.

(q)       Underwriters: The financial institutions retained to coordinate and carry out the public offering with placement restricted efforts are Banco Bradesco BBI S.A. (“Lead Underwriter”) and Banco Citibank S.A. (“Underwriter” and, together with the Lead Underwriter, “Underwriters”).

(r)        Placing Policy: The Commercial Papers will be subject to public offering with restricted selling efforts by the Underwriters, under the policy of firm guarantee of placement according the Underwriting, Placing and Public Distribution Agreement with Restricted Selling Efforts, of the first issuance of Commercial Papers of Gafisa S.A (“Underwriting Agreement”).

(s)        Early Termination: The early termination of the Commercial Papers of first and second series can be declared by its holders upon the occurrence of any of the hypotheses of early termination set forth in the Commercial Papers’ Deed.

(t)        Use of Proceed: The amounts raised by the public offering of the Commercial Papers will be used by the Company for working capital purposes.

(u)       Ownership: For all intents and purposes, the ownership of the Commercial Papers will be evidenced by the possession of the Commercial Papers’ Deed. Additionally, it will be recognized as receipt of ownership, to the Commercial Papers registered electronic in the CETIP 21, the statement in the name of the holders of the Commercial Papers issued by CETIP.

5.2. All acts practiced until the present date by the Board of Officers of the Company with the object to carry out the Issuance are hereby ratified, as well as, is the Board of Officers hereby authorized to: (i) retain service providers of the Issuance, including underwriters, mandatory bank and legal counsel; and (ii) negotiate and execute all documents and practice all acts necessary to the performance of the Issuance.

6. Closure: Nothing further to discuss this minute was read, approved and signed by the presents. Signatures: Caio Racy Mattar (Chairman), Renata de Carvalho Fidale (Secretary). Directors: Caio Racy Mattar, Richard L. Huber, Gerald Dinu Reiss, José Écio Pereira da Costa Júnior, Wilson Amaral de Oliveira, Henri Philippe Reichstul, Guilherme Affonso Ferreira, Maria Letícia de Freitas Costa and Odair Garcia Senra.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

São Paulo, December, 5, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 6, 2011

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer and Investor Relations Officer